UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Ashford Hospitality Trust, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

044103109

(CUSIP Number)

CHRISTOPHER SWANN

CYGNUS CAPITAL, INC.

3060 Peachtree Road NW, Suite 1080

Atlanta, Georgia 30305

(404) 465-3685

STEVE WOLOSKY, ESQ.,

ELIZABETH GONZALEZ- SUSSMAN, ESQ.,

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 30, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 044103109

1	NAME OF REPORTING PERSON

Cygnus Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		494,180
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

494,180
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

494,180
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 044103109

1	NAME OF REPORTING PERSON

Cygnus Property Fund IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,595
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,595
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 044103109

1	NAME OF REPORTING PERSON

Cygnus Property Fund V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		164,405
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

164,405
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

164,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 044103109

1	NAME OF REPORTING PERSON

Cygnus Capital Advisers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		494,180
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

494,180
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

494,180
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 044103109

1	NAME OF REPORTING PERSON

Cygnus General Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		494,180
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

494,180
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

494,180
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 044103109

1	NAME OF REPORTING PERSON

Cygnus Capital Real Estate Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		175,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

175,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

175,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 044103109

1	NAME OF REPORTING PERSON

Cygnus Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		669,180
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

669,180
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

669,180
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

CO

8

CUSIP No. 044103109

1	NAME OF REPORTING PERSON

Christopher Swann
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,088,305 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,088,305 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,088,305 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%
14	TYPE OF REPORTING PERSON

IN

(1) Includes 70,000 Shares (as defined in Item 1) underlying certain call options.

9

CUSIP No. 044103109

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Cygnus Opportunity, Cygnus IV and Cygnus V were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 494,180 Shares beneficially owned by Cygnus Opportunity is approximately $1,743,158, including brokerage commissions. The aggregate purchase price of the 10,595 Shares beneficially owned by Cygnus IV is approximately $25,211, including brokerage commissions. The aggregate purchase price of the 164,405 Shares beneficially owned by Cygnus V is approximately $497,659, including brokerage commissions.

The Shares purchased by Mr. Swann personally, including Shares held in an IRA Account in Mr. Swann’s name, and held by members of his immediate family, which Mr. Swann is deemed to beneficially own, were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 195,000 Shares, including 110,000 Shares held in an IRA account in Mr. Swann’s name, beneficially owned directly by Mr. Swann is approximately $572,304, including brokerage commissions. The aggregate purchase price of the 224,125 Shares, including 70,000 Shares underlying certain call options, held by members of Mr. Swann’s immediate family, which Mr. Swann is deemed to beneficially own, is $518,953, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 13,058,909 Shares outstanding as of September 4, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Proxy Statement on DEF 14A filed with the Securities and Exchange Commission on September 10, 2020.

10

CUSIP No. 044103109

A.	Cygnus Opportunity
(a)	As of the close of business on September 29, 2020, Cygnus Opportunity beneficially owned directly 494,180 Shares.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 494,180
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 494,180
(c)	The transaction in the Shares by Cygnus Opportunity since the filing of Amendment No. 2 to the Schedule 13D is set forth on Schedule B and incorporated herein by reference.
B.	Cygnus IV
(a)	As of the close of business on September 29, 2020, Cygnus IV beneficially owned directly 10,595 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 10,595
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 10,595
(c)	The transactions in the Shares by Cygnus IV since the filing of Amendment No. 2 to the Schedule 13D are set forth on Schedule B and incorporated herein by reference.
C.	Cygnus V
(a)	As of the close of business on September 29, 2020, Cygnus V beneficially owned directly 164,405 Shares.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 164,405
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 164,405
(c)	The transactions in the Shares by Cygnus V since the filing of Amendment No. 2 to the Schedule 13D are set forth on Schedule B and incorporated herein by reference.
11

CUSIP No. 044103109

D.	Cygnus Capital
(a)	As the investment adviser of Cygnus Opportunity, Cygnus Capital may be deemed to beneficially own the 494,180 Shares owned by Cygnus Opportunity.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 494,180
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 494,180
(c)	Cygnus Capital has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transaction in the Shares on behalf of Cygnus Opportunity since the filing of Amendment No. 2 to the Schedule 13D is set forth on Schedule B and incorporated herein by reference.
E.	Cygnus GP
(a)	As the general partner of Cygnus Opportunity, Cygnus GP may be deemed to beneficially own the 494,180 Shares owned by Cygnus Opportunity.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 494,180
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 494,180
(c)	Cygnus GP has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transaction in the Shares on behalf of Cygnus Opportunity since the filing of Amendment No. 2 to the Schedule 13D is set forth on Schedule B and incorporated herein by reference.
F.	Cygnus Property GP
(a)	As the general partner and investment adviser of each of Cygnus IV and Cygnus V, Cygnus Property GP may be deemed to beneficially own the (i) 10,595 Shares owned by Cygnus IV, and (ii) 164,405 Shares owned by Cygnus V.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 175,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 175,000
(c)	Cygnus Property GP has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of each of Cygnus IV and Cygnus V since the filing of Amendment No. 2 to the Schedule 13D are set forth on Schedule B and incorporated herein by reference.
12

CUSIP No. 044103109

G.	Cygnus
(a)	As the managing member of each of Cygnus Capital, Cygnus GP and Cygnus Property GP, Cygnus may be deemed to beneficially own the (i) 494,180 Shares owned by Cygnus Opportunity, (ii) 10,595 Shares owned by Cygnus IV, and (iii) 164,405 Shares owned by Cygnus V.

Percentage: Approximately 8.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 669,180
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 669,180
(c)	Cygnus has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of each of Cygnus Opportunity, Cygnus IV and Cygnus V since the filing of Amendment No. 2 to the Schedule 13D are set forth on Schedule B and incorporated herein by reference.
H.	Mr. Swann
(a)	As of the close of business on September 29, 2020, Mr. Swann beneficially owned directly 195,000, including 110,000 shares held in an IRA account in his name, and may be deemed to beneficially own the 224,125 Shares held by members of his immediate family, including 70,000 Shares underlying certain call options that are currently exercisable. As the President and CEO of Cygnus, Mr. Swann may be deemed to beneficially own the (i) 494,180 Shares owned by Cygnus Opportunity, (ii) 10,595 Shares owned by Cygnus IV, and (iii) 164,405 Shares owned by Cygnus V.

Percentage: Approximately 8.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,088,305
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,088,305
(c)	The transactions in the Shares by Mr. Swann personally and on behalf of members of his immediate family since the filing of Amendment No. 2 to the Schedule 13D are set forth on Schedule B and incorporated herein by reference. The transactions in the Shares on behalf of each of Cygnus Opportunity, Cygnus IV and Cygnus V since the filing of Amendment No. 2 to the Schedule 13D are set forth on Schedule B and incorporated herein by reference.

13

CUSIP No. 044103109

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As of September 29, 2020, the Reporting Persons owned in the aggregate 58,489 shares of the Issuer’s Series D Preferred Stock, 135,564 shares of the Issuer’s Series F Preferred Stock, 160,284 shares of the Issuer’s Series G Preferred Stock, 197,413 shares of the Issuer’s Series H Preferred Stock, and 153,651 shares of the Issuer’s Series I Preferred Stock.

14

CUSIP No. 044103109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2020

Cygnus Opportunity Fund, LLC

By:	Cygnus General Partners, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Property Fund IV, LLC

By:	Cygnus Capital Real Estate Advisors II, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Property Fund V, LLC

By:	Cygnus Capital Real Estate Advisors II, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

15

CUSIP No. 044103109

Cygnus Capital Advisers, LLC

By:	Cygnus Capital, Inc., its managing member

/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus General Partners, LLC

By:	Cygnus Capital, Inc., its managing member

/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Capital Real Estate Advisors II, LLC

By:	Cygnus Capital, Inc., its managing member

/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Capital, Inc.

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

/s/ Christopher Swann
Christopher Swann

16

CUSIP No. 044103109

SCHEDULE B

Transactions in the Shares of the Issuer Since the Filing of
Amendment No. 2 to the Schedule 13D

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase

Cygnus Opportunity Fund, LLC

Purchase of Common Stock	100	1.9400	09/29/2020

Cygnus Property Fund IV, LLC

Purchase of Common Stock	4,595	1.6999	09/29/2020
Purchase of Common Stock	595	1.6763	09/29/2020

Cygnus Property Fund V, LLC

Purchase of Common Stock	3,790	1.7500	09/28/2020
Purchase of Common Stock	1,210	1.7600	09/28/2020
Purchase of Common Stock	5,000	1.9854	09/28/2020
Purchase of Common Stock	5,879	1.6986	09/29/2020
Purchase of Common Stock	9,405	1.6763	09/29/2020
Purchase of Common Stock	5,000	1.6786	09/29/2020

Christopher Swann

Purchase of Common Stock	8,000	1.7500	09/28/2020
Purchase of Common Stock	5,000	1.7500	09/28/2020
Purchase of Common Stock	10,000	1.7000	09/29/2020
Purchase of Common Stock	7,500	1.7200	09/29/2020
Purchase of Common Stock	6,000	1.7200	09/29/2020
Purchase of Common Stock	4,000	1.7200	09/29/2020